DHT Maritime, Inc. Reports Second Quarter 2008 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, September 2, 2008 – DHT Maritime, Inc. (NYSE:DHT) today announced results for the period from April 1 to June 30, 2008. Total revenues for this period were $27.8 million and net income was $10.3 million, or $0.29 per share (diluted). The Board of Directors of DHT has declared a dividend of $0.25 per share in accordance with the currently declared fixed dividend policy. The dividend will be paid on September 24, 2008 to shareholders of record as of the close of business on September 15, 2008. DHT plans to host a conference call at 9 am ET on September 2, 2008 to discuss the results for the quarter. See below for further details.

Second Quarter 2008 Results

Total revenues for the first quarter of $27.8 million (compared to $20.7 million in the second quarter of 2007) consist of $22.6 million in base charter hire and $5.2 million in additional hire under the company’s profit sharing arrangements with the charterer of the vessels, Overseas Shipholding Group, Inc. ("OSG"). Of the total base charter hire, $17.8 million relates to the seven vessels on time charter and $4.8 million relates to the two vessels on bareboat charter. Of the total additional hire, $2.9 million relates to DHT’s three Very Large Crude Carriers (“VLCCs”), $1.6 million relates to DHT’s four Aframax tankers and $0.7 million relates to one of DHT’s Suezmax tankers, the Overseas Newcastle.

In the quarter ended June 30, 2008, DHT’s VLCCs achieved average time charter equivalent (“TCE”) earnings in the commercial pool of $96,000 per day (compared to $96,100 per day in the first quarter of 2008 and $44,200 per day in the second quarter of 2007) and the Aframax tankers achieved average TCE earnings of $48,800 per day (compared to $33,600 per day in the first quarter of 2008 and $26,600 per day in the second quarter of 2007), according to data from the commercial pools. The Suezmax tanker Overseas Newcastle achieved average TCE earnings for the quarter of $58,000 per day compared to $38,000 per day in the first quarter of 2008.

In general, through the profit sharing elements of the time charter agreements for the VLCCs and the Aframax tankers, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The Overseas Newcastle has a profit sharing arrangement whereby DHT earns an additional amount equal to 33% of the vessel’s TCE earnings above the TCE of $35,000 for the quarter calculated on a four quarter rolling average.

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In the quarter ended June 30, 2008, revenue days were 267 for the VLCCs (compared to 270 revenue days in the second quarter of 2007) and 362 for the Aframaxes (compared to 348 revenue days in the second quarter of 2007). The Suezmax tankers Overseas Newcastle and Overseas London which are on bareboat charters to OSG, had a total of 182 revenue days in the quarter.

For the quarter ended June 30, 2008, DHT’s vessel expenses, including insurance costs, were $4.8 million, depreciation and amortization expenses were $6.5 million, general and administrative expenses were $1.0 million and net finance expenses, including amortization of deferred debt issuance costs, were $5.2 million.

The operating result through the first half of 2008 has enabled the Company to strengthen its balance sheet by an estimated $11 million from retention of operating cashflow. This assists the Company in funding additional growth opportunities.  Additionally, in late April 2008 DHT raised approximately $92 million in a marketed follow on public equity offering strengthening the balance sheet further.

Market Update

The second quarter of 2008 benefited from the surge in the freight market that started at the end of 2007 and has continued through first and second quarter. This is primarily a result of strong Far East demand and ample supply of OPEC oil increasing the demand for long haul transportation of crude oil. The demand for oil import to China and the industrialization of the developing economies of the Far East continue to be the key drivers for the growth in tanker demand.

Market fundamentals for transportation of crude oil remain solid. The recent fall in the oil price is perceived good for the world economies and is expected to encourage further consumption.  Combined with low inventories and high OPEC production this bodes well for a continued strong demand for oil transportation by sea.

A balanced tanker demand and supply is keeping freight rates at reasonable levels.  The market appear to be positively affected by supply factors such as slow down in speed and port delays increasing the length of voyages and ton/mile demand. In addition, there is the increased commercial obsolescence, scrapping and banning of single hull tankers in advance of the mandatory phase out commencing in 2010.

Tankers with a double hull design continue to trade at a premium rate to single hull tankers and the difference appears to be widening. Additionally, tankers of double hull design experience shorter waiting time between cargoes.

With the spot market above the base charter hire rates there is the basis for the vessels to earn additional hire and generate cash flow over and above the base hire under the profit sharing arrangement. For the third quarter the pools in which DHT’s VLCCs and Aframax tankers operate report booking of pool capacity  at TCE rates averaging $143,500 per day for the VLCCs with about half of the third quarter revenue days booked, and $54,000 per day for the Aframax tankers, with about one third of the third quarter revenue days booked. Also, OSG has reported that as of July 18, 2008, about 40% of the third quarter Suezmax days had been booked at an average TCE of $69,500 per day.

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Vessels’ Charter Arrangements and Vessel Operations

Of the fleet of nine vessels, seven vessels are time chartered to OSG until the end of 2010 to early 2012. The two recently delivered Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively.  We believe that the base hire component of each of our charters will provide for stable cash flows during any down turns in the market, as the charters provide for fixed monthly base hire payments regardless of prevailing market rates, so long as the vessel is not off hire. In addition, with respect to eight of the nine charters, if market rates exceed the daily base hire rates set forth in such charters, we have the opportunity to participate in any such excess under the profit sharing component of the applicable charter arrangements.

DHT’s two Suezmax tankers are bareboat chartered to OSG for terms of seven years and ten years, respectively, with charter hire payable 365 days per year and no operating expenses for the account of DHT, providing for stable earnings over the charters periods. One of the two Suezmax tankers, the Overseas Newcastle has a profit sharing arrangement.

The seven vessels on time charter are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections. In addition to scheduled off hire, these vessels can be subject to unscheduled off hire for ongoing maintenance purposes. Unlike vessels on bareboat charter, vessels on time charter are not paid hire when off hire.  Total days of offhire for running repairs and mandatory inspections amounted to 8 days during the quarter.

One of the Aframax tankers, the Overseas Ania has completed the statutory class inspection in the second quarter of 2008 without docking, but is expected to complete some repairs in the third quarter that is estimated to result in 5-7 days off hire.  The Aframaxes Overseas Sophie and Overseas Cathy are scheduled for drydocking (special survey) in late 2008 or early 2009. These special surveys are expected to result in about 20 days off hire for each vessel.

Recent Developments

Following approval by the shareholders at the Company’s Annual General Meeting on June 18, 2008, the Company changed its name to DHT Maritime, Inc. We considered this a more suitable name in light of the majority of the operative world tanker fleet now being of double hull construction.

Overseas Ania left the Aframax International Pool as of July 1, 2008 and is chartered by OSG to its wholly owned subsidiary OSG Lightering at $29,000 per day for the remaining period of the initial charter period terminating in October 2010. The rate of $29,000 per day also serves as the basis for the vessel’s profit sharing.  The remaining three Aframax tankers continue to trade in the Aframax International Pool.

On August 8, 2008, the Company, in line with company policy, filed a shelf registration with the SEC for a total of $200 million.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

	2Q 2008 April 1 - June 30, 2008	2Q 2007 April 1-June 30, 2007	6 months Jan. 1 - June 30, 2008	6 months Jan. 1 - June 30, 2007

Shipping revenues	$27,835	$20,745	$52,725	$40,976

Vessel expenses	4,754	5,095	9,467	9,870
Depreciation and amortization	6,537	4,217	12,730	8,388
General and administrative	993	746	1,994	1,553

Total operating expenses	12,284	10,058	24,191	19,811

Income from vessel operations	15,551	10,686	28,534	21,165

Interest income	434	226	582	447
Interest expense and amortization of deferred debt issuance cost	5,645	3,495	11,151	6,988

Net income	10,340	7,418	17,965	14,624

Basic net income per share	$0.29	$0.25	$0.55	$0.49
Diluted net income per share	$0.29	$0.25	$0.55	$0.49

Weighted average number of shares (basic)	35,577,095	30,026,431	32,819,274	30,020,192
Weighted average number of shares (diluted)	35,577,095	30,044,038	32,819,274	30,035,738

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	June 30, 2008	Dec. 31, 2007

Current Assets
Cash and Cash Equivalents	$119,594	$10,365
Voyage receivables from OSG	5,239	1,547
Unrealized gain on interest rate swap
Prepaid Expenses	565	452
Prepaid Technical Management Fee to OSG	1,357	1,357
Total Current Assets	126,755	13,721

Vessels, net	475,605	398,005
Other assets incl. deferred debt issuance cost	1,243	1,337
Vessel acquisition deposits		9,145

Total Assets	$603,603	$422,208

Current Liabilities
Accounts payable and accrued expenses	$5,350	$4,409
Unrealized loss on interest rate swap	11,603	10,218
Deferred shipping revenues	7,833	7,006
Current portion of long term debt	75,000	75,000
Total Current liabilities	99,786	96,633

Long term debt	344,000	253,700

Total Stockholders equity	159,817	71,875

Total Liabilities and Stockholders' Equity	$603,603	$422,208

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 9 am ET on September 2, 2008 to discuss the results for the second quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (866) 700-6067 within the United States and +1-617-213-8834 for international calls. The passcode is “DHT Maritime”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

An audio replay of the conference call will be available from 4:00 p.m. ET on September 2, 2008 through September 9, 2008 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 43113410. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:  Eirik Ubøe
                      Phone: +44 1534 639 759 and +47 412 92 712
                      E-mail: info@dhtmaritime.com and eu@tankersservices.com